Exhibit 99.2

NIO Inc.

(A company controlled through weighted voting rights and

incorporated in the Cayman Islands with limited liability)

(NYSE: NIO; HKEX: 9866; SGX: NIO)

Notice of Annual General Meeting

to be held on June 24, 2026

(or any adjournment(s) or postponement(s) thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of NIO Inc. (the “Company”) will be held at 10:30 a.m., Beijing time, on June 24, 2026 at Building 19, No. 1355, Caobao Road, Minhang District, Shanghai, People’s Republic of China, for the purposes of considering and, if thought fit, passing each of the following resolutions:

AS ORDINARY RESOLUTIONS

1.	To re-elect Mr. Hai Wu as an independent director of the Company.

2.	To appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2026.[1]

The passing of the above resolutions requires approval by the holders of the Class A ordinary shares of a par value of US$0.00025 each (the “Class A Ordinary Shares”) and the Class C ordinary shares of a par value of US$0.00025 each (the “Class C Ordinary Shares,” and together with the Class A Ordinary Shares, the “Shares”) of the Company by a simple majority of the votes cast by the shareholders as, being entitled to do so, vote in person or by proxy at the AGM, on a one share one vote basis.

The quorum of the AGM shall be one or more members holding in aggregate at least one-third of all votes attaching to all issued shares of the Company, present in person or by proxy and entitled to vote at the AGM.

SHARES RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on May 22, 2026 (Hong Kong time), as the record date (the “Shares Record Date”) of Class A Ordinary Shares and Class C Ordinary Shares. Holders of record of the Shares (as of the Shares Record Date) are entitled to attend and vote at the AGM and any adjourned meeting thereof.

Holders of record of American Depositary Shares (the “ADSs”) as of the close of business on May 22, 2026 (New York time) (the “ADS Record Date,” together with the Shares Record Date, the “Record Date”) will be able to instruct Deutsche Bank Trust Company Americas, the depositary of the ADSs, as to how to vote the Class A Ordinary Shares represented by such ADSs at the AGM.

[1]	Taking into account the current scope and complexity of the audit work, the expected audit timetable, professional expertise and auditors’ resources required, the estimated audit fee for the year ending December 31, 2026 is expected to be within the range of approximately RMB12.5 million to RMB14.5 million, which is exclusive of out-of-pocket expenses, tax and related surcharges. based on the assumption that there will be no material change in our operations, business plan, audit scope or applicable regulatory requirements, and no additional non-recurring audit work arising from any material transaction, acquisition or other similar event, during the year ending December 31, 2026.

Holders of Class A Ordinary Shares which are held through (either directly or through depository agents) securities accounts (the “NIO CDP Depositors”) maintained with The Central Depository (Pte) Limited (“CDP”) (Singapore) as of the close of business on the Shares Record Date may be appointed as CDP’s proxy to attend and cast votes at the AGM, or provide instructions as to voting, or abstentions from voting to CDP. For further information, see “Attending the AGM.”

ATTENDING THE AGM

Only holders of record of Shares as of the Shares Record Date are entitled to attend and vote at the AGM.

Holders of ADSs must give voting instructions to Deutsche Bank Trust Company Americas if they wish to exercise their voting rights for the underlying Class A Ordinary Shares.

NIO CDP Depositors who:

(a)	wish to be appointed as CDP’s proxy to attend and cast votes at the AGM; or

(b)	do not wish to attend the AGM as CDP’s proxy but wish to provide instructions as to voting, or abstentions from voting,

should complete and return the AGM depositor proxy form, which will be mailed to the NIO CDP Depositors and is also available on our website at https://ir.nio.com/generalmeeting (the “AGM Depositor Proxy Form”), to Boardroom Corporate & Advisory Services Pte. Ltd. (“Boardroom”), the Singapore transfer agent of the Company, by 5:00 p.m., Singapore time, on June 17, 2026. For the avoidance of doubt, NIO CDP Depositors who do not complete and return the AGM Depositor Proxy Form by 5:00 p.m., Singapore time, on June 17, 2026, will not be able to attend or vote at the AGM, or provide instructions as to voting, or abstentions from voting.

NIO CDP Depositors who have queries on the above instructions should contact Boardroom via the following for assistance:

Boardroom Corporate & Advisory Services Pte. Ltd.

Address: 1 Harbourfront Avenue, #14-07 Keppel Bay Tower, Singapore 098632

Telephone: (+65) 6536 5355

E-mail: srs.proxy@boardroomlimited.com

In relation to paragraphs (a) and (b) above, NIO CDP Depositors should further note that they will only be able to be appointed as CDP’s proxy and/or exercise their voting rights in respect of such number of Class A Ordinary Shares set out against their respective names in the depository register maintained by the CDP as at the Shares Record Date.

PROXY FORMS, ADS VOTING CARDS AND DEPOSITOR PROXY FORMS

A holder of Shares as of the Shares Record Date may attend the AGM in person or appoint one proxy to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to instruct Deutsche Bank Trust Company Americas, the depositary of the ADSs, as to how to vote the Class A Ordinary Shares represented by the ADSs. NIO CDP Depositors can exercise their voting rights in the manner set out in paragraphs (a) or (b) above under the section titled "Attending the AGM" by submitting the completed AGM Depositor Proxy Form to Boardroom. Please refer to the proxy form (for holders of Shares), ADS voting card (for holders of ADSs) or AGM Depositor Proxy Form (for NIO CDP Depositors), each of which is available on our website at https://ir.nio.com/generalmeeting.

You are urged to complete, sign, date and return the accompanying proxy form to the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited (“Computershare”) (for holders of Shares), your voting instructions to Deutsche Bank Trust Company Americas (for holders of the ADSs), and the AGM Depositor Proxy Form to Boardroom (for NIO CDP Depositors) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare must receive the proxy form by no later than 10:30 a.m., Hong Kong time, on June 22, 2026 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, to ensure your representation at the AGM. Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m., New York time, on June 10, 2026 to enable the votes attaching to the Shares represented by your ADSs to be cast at the AGM. To exercise their voting rights in the manner set out at paragraphs (a) or (b) above under the section titled “Attending the AGM,” NIO CDP Depositors must return the completed AGM Depositor Proxy Form to Boardroom by no later than 5:00 p.m., Singapore time, on June 17, 2026.

ANNUAL REPORT

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at https://ir.nio.com, the HKEX’s website at www.hkexnews.hk or from the SEC’s website at www.sec.gov, or by contacting Investor Relations Department, NIO Inc., Building 19, No. 1355, Caobao Road, Minhang District, Shanghai, People’s Republic of China, or by email to ir@nio.com.

By Order of the Board of Directors,

NIO Inc.

/s/ Bin Li
Bin Li
Chairman of the Board

Executive Office: Building 19, No. 1355, Caobao Road Minhang District, Shanghai People’s Republic of China	Registered Office: PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

May 22, 2026